GE Capital
Invest Direct

GE Capital Select

Earn more on the money you can set aside

for a specific period of time.

Dear GE Interest Plus investor,

We are pleased to introduce you to GE Capital Select term notes, an investment in the unsecured debt of General Electric Capital Corporation available to you without a sales fee. **Consider this investment if you are interested in the potential to earn a fixed rate of interest for a specific period of time and are prepared to hold the entire investment until maturity to avoid a penalty for early redemption.***

Current Terms and Interest Rates

Note Term	Rate (%)**	Yield (%)***
1 year	1.15	**1.16**
2 year	1.30	**1.31**
3 year	1.45	**1.46**
4 year	1.55	**1.56**
5 year	1.80	**1.82**

GE Capital Select term notes offer the flexibility to have the interest earned paid to you monthly or at maturity. You must be 18 or older and a resident of the United States in order to apply. The minimum investment is $1,000 (maximum of $5 million) and investments may be established for individuals, joint tenants and personal trusts, and in the name of a minor (custodial accounts).

To find out more, carefully read the prospectus and supplements found at our **website** or download them now by **clicking here**. If you then decide that an investment in GE Capital Select term notes makes sense for you, you may open your investment online at our website. Depending on the type of registration, you may fund it electronically from a bank account you designate or from a current GE Interest Plus investment maintained in your name, or you can mail in a check.

If you are interested in locking in a competitive rate for the term you choose, Please **visit our website** to find out more.

Sincerely,

GE Capital Invest Direct

* If you redeem an investment in GE Capital Select term notes prior to its maturity you will incur a 5% early redemption penalty and will only receive 95% of the aggregate principal amount of your initial investment amount (plus 100% of any accrued and unpaid interest and the principal amount of all Notes acquired upon the investment of previously paid interest). See the prospectus and supplements found at our website http://www.gecapitalinvestdirect.com for more information.

** The offered rates may change at any time. Your interest rate on an investment will only be set once the investment is funded, and at that time, you will receive the highest rate posted in the 7 calendar days immediately preceding the date the investment is funded. If this rate is unacceptable to you, you will have 10 calendar days after your investment is funded to cancel your investment without incurring a penalty for early redemption.

*** Yield reflects the annual rate of return on an investment with the applicable term. It assumes that interest is accrued and compounded daily and the note and all interest is held to maturity.

GE Capital Select term notes are a direct investment in the senior, unsecured corporate debt of General Electric Capital Corporation. GE Capital Select term notes are not a bank deposit, money market account or certificate of deposit and are **not FDIC-insured**. GE Capital Select is not guaranteed under the FDIC's Temporary Liquidity Guarantee Program. It is possible to lose money if GE Capital is unable to pay its debts. When you invest in GE Capital Select term notes, you agree to invest for the stated term of the security. Please see the prospectus for important investment information, including information on applicable penalties if notes are redeemed prior to their stated maturity.
GE Capital has designated GE Capital Markets, Inc., a member of the Financial Industry Regulatory Authority, to act as placement agent on behalf of GE Capital in offering the notes.
The issuer has filed a registration statement (including a prospectus) [Registration Statement No. 333-184794] with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter, or any dealer participating in the offering will arrange to mail you the prospectus if you request it by clicking here.